EXHIBIT 99.1

GameSquare Enters into the $250 Billion Creator Economy with the Launch of

Star Packed GameSquare Creator Network

The Company’s revolutionary program fuels innovation by leveraging GameSquare’s “Influencer Relationship Management" software platform, 350 plus brand partnerships, 1,500 creators, and aggregate audience of 500 million to take its share of the $250 billion creator economy

June 6, 2023, Frisco, Texas – GameSquare Holdings, Inc. ("GameSquare", or the "Company") (NASDAQ: GAME; TSXV: GAME) announced today that it has officially launched the GameSquare Creator Network and the beta version is now live at creators.gamesquare.com. This new and innovative creator marketing platform provides creators and influencers of all sizes with unprecedented access to the largest marketing opportunities and best-in-class resources to monetize their audiences. It also provides incremental growth opportunities for GameSquare by enabling the Company to tap into the immense size and influence of the creator economy and the ability to reach highly targeted audiences.  According to Goldman Sachs, there are 50 million individual creators with a total addressable market that is estimated to double and approach $500 billion in the next five years.

Justin Kenna, Chief Executive Officer of GameSquare, stated, “I am thrilled to announce the launch of the GameSquare Creator Network. Our vision is to develop the world’s largest community of gaming influencers and creators. This community represents an audience of hundreds of millions of 18 to 35 year old men and women who are passionate about gaming and look to these creators for inspiration, guidance and entertainment. We believe that the GameSquare Creator Network will be a game-changer for creators looking to take their content to the next level and generate new streams of revenue.”

Mr. Kenna continued, “We are committed to supporting our community of creators and helping them succeed. With so many talented individuals in one place, we believe that this community will be a catalyst for new and innovative ideas in the gaming world.  Fortunately, we are already off to a commanding lead by leveraging our homegrown influencer relationship management software platform, Sideqik, along with some of the most notable creators on the planet.  Our platform will allow these influencers and creators to connect with each other, share their experiences, collaborate on new projects and generate new streams of revenue through the 350 plus brand partnerships within the GameSquare ecosystem. We are excited to see what the future holds for this community and are committed to supporting its growth.”

Highlights of the GameSquare Creator Network include:

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Leverages GameSquare’s existing technology, platform and resources to create a self-serve platform for creators and brands of all sizes to gain access to opportunities previously only available to the top talent.

•	Allows new and upcoming creators to easily join the network along with more established personalities.
•	Provides multiple revenue opportunities to monetize audiences through aggregate audience scale.
•	Capitalizes on a capability gap in the market.
•	Ongoing nurturing via a dedicated Creator Success team, newsletters, content inspiration and actionable insights.

For creators interested in joining the GameSquare Creator Network, apply now at creators.gamesquare.com and join the GameSquare Creator Network revolution!

About GameSquare Holdings, Inc.

GameSquare Holdings, Inc. (NASDAQ:GAME | TSXV:GAME) is a vertically integrated, digital media, entertainment and technology company that connects global brands with gaming and youth culture audiences. GameSquare's end-to-end platform includes GCN, a digital media company focused on gaming and esports audiences, Cut+Sew (Zoned), a gaming and lifestyle marketing agency, USA, Code Red Esports Ltd., a UK based esports talent agency, Complexity Gaming, a leading esports organization, Fourth Frame Studios, a creative production studio, Mission Supply, a merchandise and consumer products business, Frankly Media, programmatic advertising, Stream Hatchet, live streaming analytics, and Sideqik a social influencer marketing platform. www.gamesquare.com

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Forward-Looking Information

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Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Media and Investor Relations

Andrew Berger

Phone: (216) 464-6400

Email: IR@gamesquare.com

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